Exhibit 1.02 — Conflict Minerals Report of ResMed Inc.

May 30, 2014

ResMed Inc. prepared this conflict minerals report for the calendar year ended December 31, 2013 to comply with the Securities Exchange Act of 1934, Section 13(p), Rule 13p-1

Part I. Company and Product Description

ResMed Inc. is a Delaware corporation formed in March 1994 as a holding company for the ResMed Group. Through our subsidiaries, we design, manufacture and market equipment for the diagnosis and treatment of sleep-disordered breathing and other respiratory disorders, including obstructive sleep apnea.

Part II. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based on a review of our products and our reasonable country of origin inquiry, we have concluded that our products contain conflict minerals, that is, tin, tungsten, tantalum, and gold, that are necessary to their functionality or production; and that we are unable to determine whether our products contain conflict minerals that originated in the Democratic Republic of Congo or adjoining countries.

Part III. Conflict Minerals Due Diligence Program

We undertook due diligence measures on the source and chain of custody on the necessary conflict minerals in our products that may have originated from the covered countries.

A. Design of the due diligence framework

We designed our due diligence process following the framework in the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, published by the Organisation of Economic Co-Operation and Development.

B. Description of due diligence measures performed

1.	Establish strong company management systems

•	We prepared a Conflict Minerals Policy, which can be found on our corporate website at www.resmed.com > For Investors > Board and Management > Corporate Governance.
•	We created an internal team responsible for the conflict minerals compliance program and a steering committee responsible for overseeing the program and approving all risk mitigations.
•	We incorporated the requirements related to conflict minerals in our standard template for supplier agreements and our supplier manual.
•	We implemented standard operating procedures using due diligence tools created by the Conflict-Free Sourcing Initiative, including the Conflict Minerals Reporting Template.

2.	Identify and assess risks in the ResMed supply chain

•	We identified suppliers of components that may contain necessary conflict minerals.
•	We conducted a supply chain survey using the Conflict Minerals Reporting Template, requesting that suppliers identify smelters and refiners of necessary conflict minerals in the products they supply to ResMed.

Exhibit 1.02 — Conflict Minerals Report of ResMed Inc.

May 30, 2014

•	We reviewed all returned Conflict Minerals Reporting Templates.
•	We compared smelters and refiners identified by the supply chain survey to the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program.
•	We followed-up with suppliers who did not respond by the requested date or provided inconsistent or inaccurate information (for example, misspelled smelter names, trading company name instead of smelter or refiner, and smelter name, metal and location not matching the smelter identification in the Conflict-Free Smelter List).
•	We assessed supplier responses based on internally defined criteria.

3.	Design and implement a strategy to respond to identified risks

•	Our steering committee reviewed the assessment findings.
•	We educated high risk suppliers to help them to meet the expectations outlined in our supplier manual.

4.	Assess the due diligence practises of the smelters and refiners

•	We utilized the Conflict Free Smelter Program to assess the activities, processes and systems used by the smelter or refiner to conduct upstream supply chain due diligence of conflict minerals in order to determine whether the smelter or refiner conforms with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

C. Results of Due Diligence for the year ended December 31, 2013

We did not receive conflict minerals reporting templates from all the suppliers identified to supply products that may contain conflict minerals. In addition, some of the contacted suppliers provided a list of smelters and refiners used by their entire company or division, and not just the product(s) purchased by ResMed. As a result, ResMed cannot at this time draw any definitive conclusions as to the origin, smelter, mine location or status of any conflict minerals that may be necessary to its products’ functionality or production.

The table below summarizes the aggregate smelter and refiner data received from our suppliers, the number of validated smelters and refiners, and the number of designated smelters and refiners which are listed as “conflict free” in the Conflict Free Smelter Program. The information in this table may change over time as ResMed continues with its due diligence process.

	Number of smelters and refiners provided by upstream suppliers	Number of validated smelters and refiners	Number of smelters and refiners under investigation	Number of designated “conflict free” smelters and refiners
Gold	263	137	126	41
Tantalum	57	32	25	24
Tin	333	189	144	11
Tungsten	81	39	42	0
Grand Total	734	397	337	76

Exhibit 1.02 — Conflict Minerals Report of ResMed Inc.

May 30, 2014

D. Inherent Limitations on Due Diligence Measures

We purchase sub-assemblies and components from a supply network of distributors and manufacturers, and we are at least six-tiers removed from the smelters or refiners. This limits ResMed’s ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary conflict minerals.

We also rely on information collected and provided by the Conflict Free Smelter Program.

E. Future Due Diligence Measures

In the next compliance period, we intend to improve the information gathered from our due diligence activities. The planned steps include:

a.	Increasing the number of completed Conflict Minerals Reporting Templates.
b.	Requesting that suppliers provide product level disclosures, as opposed to company or division level disclosures, that will enable ResMed to focus on smelters and refiners associated with ResMed products.
c.	Continuing to work with suppliers to obtain current, accurate, and complete information about their smelters and refiners of conflict minerals.

Special Note Regarding Forward-Looking Statements

Statements relating to future due diligence are forward-looking in nature and are based on ResMed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of ResMed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.

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